UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Hess Midstream LP

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

428103105

(CUSIP Number)

Global Infrastructure Management LLC

Attention: Julie Ashworth

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428103105	13D	Page 1 of 7 pages

1	Name of Reporting Person GIP II Blue Holding, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 62,208,111
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,208,111

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,208,111
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 44.1%
14	Type of Reporting Person PN

CUSIP No. 428103105	13D	Page 2 of 7 pages

1	Name of Reporting Person GIP Blue Holding GP, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 62,208,111
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,208,111

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,208,111
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 44.1%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 3 of 7 pages

1	Name of Reporting Person Global Infrastructure GP II, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 62,208,111
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,208,111

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,208,111
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 44.1%
14	Type of Reporting Person PN

CUSIP No. 428103105	13D	Page 4 of 7 pages

1	Name of Reporting Person Global Infrastructure Investors II, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 62,208,111
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,208,111

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,208,111
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 44.1%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 5 of 7 pages

Explanatory Note

This Amendment No. 13 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the “Statement”), relating to the Class A Shares representing limited partner interests (the “Class A Shares”) of Hess Midstream LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

February 2024 Secondary Offering

On February 8, 2024, pursuant to the previously disclosed February 2024 Underwriting Agreement, the February 2024 Secondary Offering closed, pursuant to which the Underwriter (i) purchased from Blue Holding 10,000,000 Class A Shares at a price of $32.83 per share and (ii) elected to exercise the option in full and purchased an additional 1,500,000 Class A Shares at $32.83 per share. In connection with the sale, Blue Holding redeemed 11,500,000 OpCo Class B Units for a corresponding number of Class A Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth the aggregate number of Class A Shares and percentage of Class A Shares outstanding beneficially owned by each of the Reporting Persons, as well as the number of Class A Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 79,867,647 Class A Shares outstanding following the consummation of the February 2024 Secondary Offering:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
GIP II Blue Holding, L.P.	62,208,111	44.1%	0	62,208,111	0	62,208,111
GIP Blue Holding GP, LLC	62,208,111	44.1%	0	62,208,111	0	62,208,111
Global Infrastructure GP II, L.P.	62,208,111	44.1%	0	62,208,111	0	62,208,111
Global Infrastructure Investors II, LLC	62,208,111	44.1%	0	62,208,111	0	62,208,111

New HESM GP LP is the record holder of 898,000 Class A Shares. HIP GP LLC is the sole member of New HESM GP LLC, which is the general partner of New HESM GP LP. HIP GP LLC is a 50/50 joint venture between Hess Investments and Blue Holding. As such, each of the foregoing entities may be deemed to beneficially own the securities held of record by New HESM GP LP.

In addition, Blue Holding is the record holder of 61,310,111 Opco Class B Units, which may be redeemed for Class A Shares on a one-for-one basis at the option of the holder.

CUSIP No. 428103105	13D	Page 6 of 7 pages

Blue Holding GP is the general partner of Blue Holding and Blue Holding Partnership. Global GP is the sole member of Blue Holding GP. Global Investors is the sole general partner of Global GP. As a result, each of Blue Holding GP, Global GP and Global Investors may be deemed to share beneficial ownership of the Opco Class B Units held of record by Blue Holding.

(c)	Except as described in Item 4, none of the Reporting Persons nor Related Persons has effected any transactions in the Class A Shares or Opco Class B Units during the past 60 days.

(d)	None.

(e)	Not applicable.

CUSIP No. 428103105	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2024

GIP II BLUE HOLDING, L.P.
By: GIP Blue Holding GP, LLC, its general partner

By:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Manager

GIP BLUE HOLDING GP, LLC

By:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Manager

GLOBAL INFRASTRUCTURE GP II, L.P.
By: Global Infrastructure Investors II, LLC, its general partner

By:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

GLOBAL INFRASTRUCTURE INVESTORS II, LLC

By:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary